RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

16 October 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

02055502

BY FAX/COURIER

02 OCT 21 AM 9:4

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dw 10/28

Form Version 2.0
General Announcement
Ownership transfer to **RESORTS WORLD** on **16-10-2002 10:23:09 AM**
Reference No **RW-021016-D1998**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD" OR "THE COMPANY")

* **Contents :-**

1. INTRODUCTION

Resorts World is pleased to announce that Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of Resorts World, has on 15 October 2002 given a letter of undertaking to Star Cruises Limited ("SCL"), RWL's 34.3% associated company to provide an irrevocable undertaking to SCL and to DBS Asia Capital Limited ("DBSACL") and the Development Bank of Singapore Ltd ("DBSL"), the joint underwriters to subscribe for its entire proportionate entitlement pursuant to SCL's Proposed Rights Issue (the "Undertaking").

RWL has also on 15 October 2002 entered into a sub-underwriting arrangement with DBSACL and DBSL respectively to sub-underwrite the public portion of SCL's Proposed Rights Issue (the "Sub-underwriting").

2. INFORMATION ON RWL

RWL is a private limited company incorporated in the Isle of Man on 1 September 1989. It is a wholly-owned subsidiary of Sierra Springs Sdn Bhd, which in turn is a wholly-owned subsidiary of Resorts World. RWL is an investment holding company and currently has a 34.3% equity stake in SCL.

3. INFORMATION ON SCL

SCL was originally incorporated on 10 November 1993 in the Isle of Man under the name of Galactica Limited. It was later converted into a public limited company and adopted the name of Star Cruises PLC ("SCPLC") on 25 March 1997. The shares of

SCL were listed on the Luxembourg Stock Exchange and quoted on the Central Limit Order Book International of Singapore Exchange Securities Trading Limited ("CLOB International"). In preparation for its listing on The Stock Exchange of Hong Kong Limited, the company which assumed its present name of Star Cruises Limited ("SCL") as an exempted company with limited liability was re-domiciled from the Isle of Man to Bermuda on 9 October 2000 and ceased to be an Isle of Man company on 13 October 2000. With the successful listing of its entire share capital on The Stock Exchange of Hong Kong Limited on 30 November 2000, SCL ceased to be listed on the Luxembourg Stock Exchange from the same day. However, trading of SCL's shares on CLOB International remains.

The present authorised share capital of SCL comprises 9,999,990,000 ordinary shares of US$0.10 each and 10,000 1% non-cumulative redeemable preference shares of US$0.10 each. The present issued and paid-up share capital of SCL is US$433,856,154 comprising 4,338,561,537 ordinary shares of US$0.10 each.

SCL's principal activity is investment holding while its subsidiaries are involved in the ownership and management of a fleet of cruise liners, and the construction and management of ports and other cruise infrastructure facilities. SCL is currently managing cruise terminals in Pulau Indah, Pulau Langkawi and Laem Chabang in Thailand.

In early 2000 SCL acquired the Norwegian Cruise Line ("NCL") and this enabled its expansion into the United States of America ("US") and European markets. NCL is one of the largest cruise lines in the US and is well recognised in the world. Repeat rates in these matured markets are high and the availability of year-round Asia Pacific cruises is attractive. Following the acquisition of NCL, the lower berth capacity of the SCL Group has doubled and cross marketing of NCL's products is made possible resulting in cost synergies as well as flexibility in fleet deployment.

The SCL Group is now the fourth largest cruise line in the world operating a combined fleet of 20 ships (including a catamaran) with about 24,000 lower berths. By end 2002, with the delivery of Norwegian Dawn, SCL will have 21 vessels with about 27,000 lower berths.

SCL has won numerous awards as its fleet of Star Cruises ships are noted for their excellent service standards and the highest crew-to-passenger ratio (1:2) for any major cruise line and this reflects the high standards of the hospitality industry in the Asia Pacific.

The September 11, 2001 incident in the US has led to consolidation in the cruise industry and the announced merger of P & O Princess plc and Royal Carribean Cruises Ltd and the bid by Carnival Corporation for P & O Princess. As the cruise industry consolidates, it is imperative for SCL to enhance its competitive position. It therefore plans to expand and upgrade its current fleet of ships to reap economies of scale and to strengthen its financial position. It is with these purposes in mind that SCL proposes its Rights Issue. Towards this end, SCL has appointed DBSACL and DBSL as joint underwriters.

The Proposed Rights Issue is in the proportion of 7 rights shares for every 50 shares held involving the issue of up to a total of 609,294,870 new ordinary shares of US$0.10 each at the subscription price of HK$1.95 per share. In this regard, SCL has sought an irrevocable undertaking from RWL to take up its entire proportionate entitlement while similar undertakings are also being sought from the other substantial shareholders, namely, Golden Hope Limited and Joondalup Limited. Additionally, the directors of SCL have also given their irrevocable undertaking to take up their respective rights entitlement where relevant. DBSACL and DBSL have agreed to allow RWL to sub-underwrite the public portion of SCL's Proposed Rights Issue at a commission of 1% of the total subscription price of the public portion of the Proposed Rights Issue sub-underwritten.

4. DETAILS OF THE AGREEMENTS

4.1 The Undertaking

RWL's proportionate entitlement under the Undertaking involves the subscription of up to a total of 208,169,779 new ordinary shares of US$0.10 each at the subscription price of HK$1.95 per share costing a total of HK$405,931,069.

4.2 The Sub-underwriting

The Sub-underwriting will earn a commission of 1% of the total subscription price of the public portion of SCL's Proposed Rights Issue sub-underwritten. The public portion involves the subscription of up to 94,785,659 ordinary shares of US$0.10 each at the subscription price of HK$1.95 per share which amounts to HK$184,832,035.

Assuming that the whole of the public portion of the rights entitlement is not taken up but is subscribed by RWL pursuant to the sub-underwriting arrangement, the Undertaking and Sub-underwriting will result in RWL subscribing for up to 302,955,438 ordinary shares of US$0.10 each in SCL for HK$590,763,104.

The Undertaking and Sub-underwriting arrangements are expected to be completed by the end of 2002.

5. RATIONALE

5.1 The Undertaking

RWL currently holds a strategic 34.3% stake in SCL. As a substantial investor of SCL, it would be in RWL's interests to participate in SCL's Proposed Rights Issue.

Based on the improving prospects of the cruise industry and the fact that the subscription price is close to SCL's net tangible asset ('NTA') value of US$0.2487 (approximately HK$1.94 as at 30 June 2001) based on its unaudited accounts for the six months ended 30 June 2002, it would be appropriate for RWL to provide the Undertaking to ensure the success of SCL's Proposed Rights Issue and to maintain its current strategic equity stake of 34.3% in SCL.

5.2 The Sub-underwriting

The Sub-underwriting will enhance confidence in SCL's Proposed Rights Issue thus ensuring its success.

By sub-underwriting SCL's Proposed Rights Issue, RWL may increase its current strategic stake in SCL and also earn a sub-underwriting fee equivalent to 1% of the total subscription price of the public portion of the aforesaid rights issue.

6. FINANCING

The share subscription monies required for the Undertaking and Sub-underwriting (if required), will be financed mainly by external borrowings.

7. FINANCIAL EFFECTS ON RESORTS WORLD GROUP

The Undertaking and Sub-underwriting will have no effect on the share capital of Resorts World.

The Undertaking and Sub-underwriting will have no material effect on the net tangible asset ('NTA') per share of the Resorts World Group based on its audited accounts for the year ended 31 December 2001 and is not expected to have any material effect on the earnings of the Resorts World Group for the year ending 31 December 2002.

8. CONDITIONS PRECEDENT

The Undertaking and Sub-underwriting are not subject to the approval of shareholders of Resorts World.

Bank Negara Malaysia has on 2 September 2002 given approval in principle to Resorts World to obtain foreign credit facilities amounting to US$77 million from overseas to enable RWL to meet its financial obligations under SCL's Proposed Rights Issue.

9. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Tan Sri Lim Goh Tong is the Chairman and Chief Executive of Resorts World, and has been granted options to subscribe for 1,000,000 shares in Resorts World. He is also a shareholder of SCL holding 9,162,340 shares representing 0.21% equity interest in SCL as at 15 October 2002. He also holds 70,000 preference units representing 0.11% of the non-voting preference units of HK$1.00 each in the Golden Hope Unit Trust (" GHUT") of which Golden Hope Limited ("GHL") acting as its trustee is a substantial shareholder of SCL, and has a deemed interest in the units of the GHUT by virtue of being a discretionary beneficiary of the Connaught Place Trust which holds 522 voting units representing 5.22% of the voting units in the GHUT.

Tan Sri Lim Kok Thay, a son of Tan Sri Lim Goh Tong, is the Managing Director and a shareholder of Resorts World holding 50,000 shares representing 0.005% equity interest in Resorts World, and has been granted options to subscribe for 750,000 shares in

Resorts World. He is also the Chairman, President and Chief Executive Officer and a shareholder of SCL holding directly and indirectly 6,115,000 shares representing 0.14% equity interest in SCL as at 15 October 2002 and has a call option to acquire 13,250,000 shares in SCL. He is also a director of both RWL and GHL, the trustee of the GHUT and holds 600,000 preference units representing 0.98% of the non-voting preference units of HK$1.00 each in the GHUT, and has a deemed interest in the voting units of the GHUT by virtue of being a discretionary beneficiary of the Bridge Street Trust which holds 6,000 voting units in the GHUT representing 60% of the voting units in the GHUT.

Mr Justin Tan Wah Joo is an Executive Director of Resorts World and has been granted options to subscribe for 500,000 shares in Resorts World, a director of RWL and a shareholder of SCL holding 555,000 shares representing 0.01% equity interest in SCL as at 15 October 2002 and has a call option to acquire 200,000 shares in SCL.

As such, Tan Sri Lim Goh Tong, Tan Sri Lim Kok Thay and Mr Justin Tan Wah Joo are deemed to be interested in the Undertaking and Sub-underwriting and have accordingly abstained and will continue to abstain from voting on the Undertaking and Sub-underwriting at the relevant Board Meeting of the Company.

Save as mentioned above, none of the other Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Undertaking and Sub-underwriting.

10. DIRECTORS' RECOMMENDATION

The Undertaking and the Sub-underwriting arrangements were executed in order to at least maintain RWL's strategic stake in SCL and to ensure the success of SCL's Proposed Rights Issue in its efforts to improve its competitive and financial position in the post September 11, 2001 era which witnessed a consolidation trend in the cruise industry.

Having considered all aspects of the agreements, the Board is of the opinion that the Undertaking and Sub-underwriting are in the best interest of the Company.

11. AGREEMENTS AVAILABLE FOR INSPECTION

The letters of Undertaking and Sub-underwriting agreements are available for inspection at the registered office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur from Mondays to Fridays (except public holidays) during normal business hours.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman
RESORTS WORLD BHD

Tables Section - This section is to be used to create and insert tables. Please

make the appropriate reference to the table(s) in the Contents of the Announcement: